Filed pursuant to Rule 433
Registration Statement No. 333-138426
March 19, 2007

Issuer	Cogdell Spencer Inc. (NYSE: CSA)

Total Shares Offered	3,500,000 Shares of Common Stock. This represents an increase of 250,000 shares from the number of shares set forth on the cover page of the Preliminary Prospectus Supplement dated March 19, 2007.

Overallotment Option	525,000 Shares of Common Stock. This represents an increase of 37,500 shares from the number of shares set forth on the cover page of the Preliminary Prospectus Supplement dated March 19, 2007.

Offering Price	$21.00 per share

Stabilizing Transactions	Prior to purchasing the shares being offered pursuant to the prospectus supplement, on March 19, 2007, one of the underwriters purchased, on behalf of the syndicate, 10,900 shares at an average price of $20.9865 per share in stabilizing transactions.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by calling toll-free 1-800-294-1322 or you may e-mail a request to dg.prospectus_distribution@bofasecurities.com.